                                                                                  August 15, 2011

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	Ship Finance International Limited
Form 20-F: For the year ended December 31, 2010
Filed March 25, 2011
File No. 001-32199

Dear Mr. Humphrey:

On behalf of Ship Finance International Limited, (the "Company"), we submit this response to your letter dated June 30, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010.  The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 2

1.	Please confirm that in future filings you will revise to remove the words "some of" as this section should address all material risks.

The Company confirms that it will delete the words "some of" in future filings in response to this comment.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, page 7

2.
You state that your vessels may call on ports located in countries identified by the U.S. government as state sponsors of terrorism. Please revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer. In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries. Finally, you should tell us whether any ships that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

The Company hereby undertakes that in future filings it will identify the relevant countries, to the extent such information may be reasonably obtained by the Company from its charterers, in its risk factor relating to its vessels calling on ports located in countries that are subject to restrictions imposed by the United States.

The Company currently employs its fleet of 28 oil tankers, six OBOs currently configured to carry drybulk cargo, three drybulk carriers, 11 container vessels, one jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers, as follows:

●
26 tanker vessels and six oil/bulk/ore carriers ("OBOs") under time charter contracts to Frontline Ltd. (NYSE: FRO) or its affiliates (the "Frontline Charterers"), which in turn charter the Company's vessels to third parties and two tanker vessels under bareboat charters to unrelated third parties;

●	three drybulk carriers (excluding its OBOs) under time charters to unrelated third parties;

●
five container vessels under bareboat charters to Horizon Lines Inc. (NYSE: HRZ), an unrelated third party, and the remaining six container vessels, four under time charters and two under bareboat charters to unrelated third parties;

●
three ultra-deepwater drilling units under bareboat charters to Seadrill Limited (NYSE: SDRL) or its affiliates and the remaining jack-up drilling unit under a bareboat charter to an unrelated third party;

●	six offshore supply vessels under bareboat charters to Deep Sea Supply Plc, a related party; and

●	two chemical tankers under bareboat charters to unrelated third parties.

Under the terms of these time charters and bareboat charters, and consistent with shipping industry practice, the charterer of each vessel or drilling unit pays the Company a daily charter rate and the charterer directs, in the case of a vessel, such vessel's route, loading and discharge ports, the cargoes carried and in the case of a drilling unit, such unit's operation.

While the Company does not control the routes or ports of call made by any of its vessels or the location of its drilling unit's operation, all of the Company's time charter contracts for its drybulk carriers and bareboat charters for its chemical tankers contain trading restrictions intended to obligate the charterer to comply with any sanctions or regulations imposed by the United States and the United Nations.  In addition, the Company's time charter contracts for its container vessels contain trading restrictions intended to obligate the charterer to comply with any sanctions or regulations imposed by the United Nations, including restrictions applicable to, among other countries, Cuba, Iran and Sudan.

The Company has been informed by its charterers of the following port calls for its oil tankers and OBOs:

	Year ended
	Q1 2011	2010	2009	2008

Port calls to Iran and Sudan	5	25	28	54
Total port calls for all oil tankers and OBOs	186	700	761	1201

Percentage of total port calls	3%	4%	4%	4%

The Company has been informed by its charterers that (i) none of its oil tankers or OBO's made port calls to Syria or Cuba during the years ended 2008, 2009 and 2010 and three months ended March 31, 2011 and (ii) one of its drilling units operated offshore of Sudan for the first nine months of 2010.

In relation to the Company's other vessels and drilling units, to the Company's knowledge, none of such vessels or drilling units have called on any ports or operated offshore, as applicable, in Cuba, Iran, Sudan or Syria during the periods listed in the paragraph above.

The gross operating revenue derived by the Company attributable to the voyages to or operations offshore of Iran and Sudan during the last three fiscal years and the subsequent interim period to March 31, 2011 was $16.8 million (2010), $2.0 million (2009), $3.8 million (2008) and $0.3 million, respectively, accounting for approximately 3.5%, 0.4%, 0.6% and 0.3%, respectively, of the aggregate gross operating revenues earned by the Company during these periods.  These gross operating revenue figures are determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel, by the duration in days of the applicable voyage plus any profit share, as applicable.  The Company does not consider such amounts to be materially either quantitatively or qualitatively.

The Company has not had, and does not intend to have in the future, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria, and has not provided and does not intend to provide any goods or services, to the governments of, or entities controlled by the governments of, such countries. In addition, the Company has not involved, and does not intend to involve employees who are U.S. nationals in operations associated with those countries.  However, the Company is unable to verify if its charterers have any agreements, or intend to enter any agreements, with these governments or entities controlled by these governments as this information is not available to it.

3.
Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

As noted in the response to the prior comment, the Company does not consider the revenues received from these charters to be material to its results of operations, both quantitatively and qualitatively.

As mentioned above, neither the Company nor its subsidiaries have entered into or have any future plans to enter into any contracts, agreements or other arrangements with the governments of Cuba, Iran, Sudan, Syria or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has not earned any revenues directly from these governments or entities controlled by these governments.

The Company has been listed on the New York Stock Exchange since May 2004. Since that time, the Company believes that U.S. investors in general, and its shareholders in particular, have become familiar with the international energy markets in which the supply of oil by ship to industrial countries such as the United States, the nations of the European Union, India, China and Japan play a key role. The Company believes that U.S. investors in the energy industry understand that sources of oil include Iran and Sudan.

The Company has concluded that the payments made to Iran and Sudan port authorities by the charterers are qualitatively immaterial to the Company's reputation and share price. The Company's considerations have included the following: (i) the Company has no knowledge of what the charterer pays to the Iranian and Sudanese authorities, (ii) the Company has no control over payments made by the charterer to the Iranian and Sudanese authorities, and (iii) in these cases, the Company's charterers are not subject to U.S. regulations in (a) chartering its vessels and then directing those vessels to Iranian and Sudanese ports to load the Iranian and Sudanese oil cargoes or (b) operating its drilling units.

The Company notes the Staff's comments that a number of states, universities and other investors have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran and Sudan. As the Company's business contacts with Iran and Sudan have been infrequent and relatively minor in scope, the Company does not believe that such contacts are qualitatively material to a reasonable investor's investment decision.

Operating and Financial Review and Prospects, page 44

Borrowings, page 62

4.
We note from your disclosure here that you have used several of your vessels to collateralize borrowings, and that these borrowings contain minimum value covenants. Due to the volatility in vessel market values, please consider revising this section to include the specific minimum value covenants related to each credit facility as well as the results of your calculation as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. Such disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact that a 10% change in vessel market value may have on your continued compliance with these covenants.

The Company confirms that it will include disclosure in future filings in response to this comment.

Financial Statements: Ship Finance International Limited

Note 14. Investment in Associated Companies, page F-17

5.	Please provide us with your calculations of significance required under Article 3-09 of Regulation S-X for SFL West Polaris as of December 31, 2010.

In consideration of the disclosure requirements of Rule 3-09, the Company performed the Rule 1-02(w) significance test substituting 20% for 10%.  The Company determined that the SFL West Polaris did not satisfy that significance test requiring the inclusion of separate financial statements. A summary of the SFL West Polaris 2010 significance test calculation is provided below:

(a) Investment test

(in thousands of $)

Investment and advances to SFL West Polaris	145,000
Group consolidated assets	2,882,361
Equity investment and advances as a % of Group consolidated assets	5%

(b) Income test

(in thousands of $)

Net income before tax of SFL West Polaris	14,569
Group consolidated income before taxes (1)	177,685
Equity in net income before taxes of investees as a % of Group net income before taxes	8%

(1)	Represents the average of the income for the last five fiscal years as the reduction in income in 2010 compared with 2009 is more than 10%.

The "asset test" in Rule 1-02(w) has been excluded in accordance with guidance in the SEC's Division of Corporation Finance Financial Reporting Manual section 2400.1.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223, Ted Horton, Esq. at (212) 574-1265 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Sonia Bednarowski, Esq.
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission

Amy Geddes
Division of Corporate Finance
Securities and Exchange Commission

Eirik Eide
Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 1211087